November 17, 2014
VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4720 Washington D.C. 20549 Attention: Ms. Ashley Vroman-Lee
Re:	MacKenzie Realty Capital, Inc. (the “Fund”)
File Number 333-181853

To the Commission:

On October 7, 2014, the Fund filed post-effective amendment No. 5 (the “Amendment”) to its registration statement on Form N-2 (the “Registration Statement”) (File Number 333-181853) with the Securities and Exchange Commission (the “Commission”).  The purpose of the Amendment is to update the Fund’s prospectus to account for the passage of time and to update the audited financial statements included with the Registration Statement.

In its review of the Amendment, the Commission staff (“Staff”) has provided the Fund with comments concerning the Amendment, which we summarize below, along with the Fund’s responses.  Pages cited to below are pages of the Amendment shown on EDGAR.

Comment 1:  Confirm that the Fund’s interests in five series (the “Series”) of the Coastal Realty Business Trust (“CBRT”) have been segregated such that no other person or entity, including any other funds managed by the Fund’s manager, MacKenzie Capital Management, LP (“Manager”), share interests in any Series in which MRC holds an ownership interest.

Fund Response: We confirm that the Fund’s interests in the Series have been segregated so that it does not share ownership in any Series with any person or entity.

Comment 2:  Please reconcile the 6.60% total first year annual fund expenses shown in the table under “Fees and Expenses” on page 10 with the “total expenses” of 11.74% reflected in note 6 to the Fund’s financial statements for the year ended June 30, 2014 on page F-18.  Additionally, in the Fund’s Statement of Operations for the fiscal year ended June 30, 2014, an income tax provision of $373,580 is shown.  Please confirm that amount is reflected in the Fund’s 6.60% total first year annual fund expenses shown in the table under “Fees and Expenses” on page 10.

Fund Response:  As the Staff is aware, the Fund’s offering period has always been expected to extend two years or more.  At the same time, Form N-2 requires that a fund disclose under the “Fees and Expenses” table its estimated total annual fund expenses in its first year of operations.  Finally, the Fund has one somewhat unusual advisory fee calculation—a fee calculated on the amount of shares issued in its offering, which of course will no longer apply after the Fund’s initial public offering.  To deal with these three issues, the Fund and the Staff agreed (before the Registration Statement initially went effective) to show both the estimated expenses during the Fund’s offering period (that would extend past a year), as well as after its offering period in a footnote to the “Fees and Expenses” table.

The 6.60% estimate in the fees and expenses table was based on the assumption that the Fund would be able to make its REIT election during its offering period.  The Fund expects to do so in calendar 2014.  As explained in note 2 to the Fund’s financial statements for the period ended June 30, 2014 (“Fiscal 2014”), not yet making the REIT election caused the Fund to provide for $249,062 in income taxes and $124,518 in deferred taxes in its financial statements for Fiscal 2014.  If the Fund makes its REIT election in calendar 2014, then these provisions will change.  While they will not be eliminated (there will remain some potential tax liability on built-in gains calculated when REIT election is made, but not incurred until the asset is sold), these tax provisions will change.  Because the potential tax liability is a non-cash item unless and until those assets are sold, these income tax amounts were not shown in the 6.60% expense estimate for the offering period.

Additionally, the 11.74% reflected in note 6 to the Fund’s financial statements for Fiscal 2014 included $389,423 in amortized and deferred offering costs.  These costs are non-cash, and as has always been explained in footnote 1 to the “Fees and Expenses” table in the Registration Statement, are not included in the expense table because they were incurred by the Fund’s original stockholders, and amounts above $550,000 will be borne by the Fund’s investment adviser.  If the $389,423 is subtracted from the amounts used to calculate the 11.74% in note 6 to the Fund’s financial statements, it would reduce that ratio to 6.66% for Fiscal 2014.

Of course, as explained above, the table on page 10 under “Fees and Expenses” was designed to show the Fund’s estimated expenses over its entire offering period, and importantly, are based on the assumption that the Fund issue another 4,000,000 shares in the offering, whereas the amounts shown in the Fiscal 2014 financials are only for that one year and based upon fewer shares actually sold.  So, the Fund still believes that the estimates shown on page 10 accurately reflect the projected expenses during the entirety of the offering period.

Comment 3:  In footnote 6 to the fees and expenses table on page 11, please explain why the Fund did not include the value of shares issued under its dividend reinvestment plan (the “DRIP”) in the amount of base management fees reflected in the table.

Fund Response:  As discussed throughout the Amendment, the Fund will not calculate the base management (nor any other fees) on shares it issues under the DRIP.  Instead, fees are calculated on shares sold in the offering only.

Comment 4:  In footnote 6 to the fees and expenses table on page 11, please explain why expenses in the table would be lower as a percentage of net assets if additional shares were issued under the DRIP.

Fund Response:  The expense table must show expenses as a percentage of net assets attributable to common stock.  If there are more shares of stock outstanding and more net assets because shares are issued under the DRIP, and those shares are not subject to the Fund’s “portfolio structuring fee” or base management fees, then the Fund’s expenses per share will correspondingly be reduced.

Comment 5:  In note 3 to the Fund’s financial statements for the fiscal year ended June 30, 2014, a line item shows “return of capital” of ($1,304,778).  Please confirm that refers to capital returned to the Fund from its underlying investments and does not reflect any of the Fund’s capital that is returned to its stockholders.

Fund Response:  We confirm that “return of capital” in note 3 to the Fund’s financial statements for the fiscal year ended June 30, 2014 refers to capital returned to the Fund from its underlying investments.

Please do not hesitate to contact me at (314) 345-6246 should you have any questions or concerns about the Amendment or the above responses.

Sincerely,

/s/ Daniel A. Peterson
DAP